UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST BANCORP.

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908-0146

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Financial Statements and Supplemental Schedules

December 31, 2020 and 2019

[1]

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator of The FirstBank

401(k) Retirement Plan for Residents of Puerto Rico

Santurce, Puerto Rico

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2018.

Miami, Florida

June 29, 2021

Stamp No. E450357 of the Puerto Rico

Society of Certified Public Accountants

was affixed to the record copy of this report.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	As of December 31,
	2020	2019
Assets
Investments:
Investments, at fair value (Note 3)	$104,556,459	$59,978,644
Investments, at contract value (Note 5)	5,006,581	—

Total investments	109,563,040	59,978,644

Receivables:
Contributions receivable from participants	203,163	—
Contributions receivable from employer	1,009,505	984,988
Notes receivable from participants	2,851,337	2,783,310

Total receivables	4,064,005	3,768,298
Cash	19,718	30,327

Net assets available for benefits	$113,646,763	$63,777,269

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Year ended December 31, 2020
Additions to net assets attributable to:

Investment income:
Net appreciation in fair value of investments	$7,836,822
Dividends and interest income	1,389,663

Total investment income	9,226,485
Interest income on notes receivable from participants	182,872

Contributions:
Participants	5,486,392
Employer	2,051,271
Rollovers from other qualified plans	67,373

Total contributions	7,605,036

Total additions	17,014,393

Deductions from net assets attributable to:
Benefits and withdrawals paid to participants, including rollover distributions	4,038,172
Administrative expenses	72,795

Total deductions	4,110,967

Net increase	12,903,426

Transfer related to plan merger	36,966,068

Net assets available for benefits:
Beginning of year	63,777,269

End of year	$113,646,763

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico Notes to the Financial Statements December 31, 2020 and 2019

1. Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its Puerto Rico employees only. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective in 1965, and was amended in 1977, to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, the Plan is subject to the provisions of ERISA. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the Puerto Rico Internal Revenue Code, as amended (the “PR Code”). The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico.

Plan Merger

On September 1, 2020, the Bank completed the acquisition of Santander Bancorp, a wholly-owned subsidiary of Santander Holdings USA, Inc. and the holding company of Banco Santander Puerto Rico (“BSPR”). Prior to the acquisition date, BSPR was the sponsor of the Banco Santander de Puerto Rico Employees’ Savings Plan (“the Santander Plan”). Effective on September 1, 2020, the Bank became the sponsor of the Santander Plan. Overall responsibility for administrating the Santander Plan rests with the Plan’s Administration Committee. Effective December 31, 2020, the Santander Plan was merged with the Plan (“the Plan Merger”). As of December 31, 2020, the formal transfer of all assets of the Santander Plan had not been initiated and Great-West Trust Company, LLC remained as the custodian of such assets. As the Plan Merger was effective as of December 31, 2020, the following net assets were transferred into the Plan:

Investments	Notes Receivable	Total
$36,946,240	$19,828	$36,966,068

The formal transfer of all assets of the Santander Plan to the trustee was completed on January 19, 2021.

Plan Amendments

On October 30, 2020, the Board of Directors of the Bank authorized the following amendments to the Plan effective as of December 31, 2020: (i) introduction of a true up matching contribution to be determined at the end of the plan year to ensure that participants will receive the maximum matching contribution allowed by the Plan; (ii) authorize as alternatives, pursuant to the election of the plan participant, the distribution of benefits to the participants or their beneficiaries through annuities or in the form of installment payments, as further described below; and (iii) authorize the transfer to the Plan of two loans of participants of the Santander Plan, notwithstanding the Plan only allows one outstanding loan at a time. These amendments are further explained below.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico Notes to the Financial Statements December 31, 2020 and 2019

Eligibility

All Puerto Rico full-time employees of the Bank and its wholly owned Puerto Rico subsidiaries are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank’s matching, qualified matching and qualified non-elective contributions. The Bank’s matching contribution is comprised of: 401(k) Matching Contributions and 401(k) Additional Matching Contributions. To be eligible for these matching contributions, the participant needs to be employed at any time during the Plan Year and be employed as of last day of the Plan Year, respectively. Furthermore, regular part time employees are also eligible if the criteria of 1,000 hours of service is met.

Employees are automatically enrolled in the Plan after completion of three months of service unless the employee makes an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period, the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of his/her period eligible compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions

Participants are permitted to contribute up to an amount not to exceed the maximum deferral amount specified by the PR Code of $15,000 for the tax year ended December 31, 2020. Also, the participant may make voluntary contributions to the Plan on an after-tax basis up to 10% of their eligible compensation. The Bank contributes a matching contribution of fifty cents for every dollar up to the first 6% of the participants’ eligible compensation that a participant contributes to the Plan on a pre-tax basis. The Bank’s matching contribution of fifty cents for every dollar of the employee’s contribution is comprised of: (i) twenty-five cents for every dollar of the employee’s contribution up to 6% of the employee’s eligible compensation to be paid to the Plan as of each bi-weekly payroll; and, (ii) an additional twenty-five cents for every dollar of the employee’s contribution up to 6% of the employee’s eligible compensation to be deposited as a lump sum subsequent to the Plan Year. These are called 401(k) Matching Contributions and 401(k) Additional Matching Contributions, respectively. Effective as of December 31, 2020, the Bank, can make a true up matching contribution. This contribution is to be determined at the end of the Plan Year to ensure that plan participants will receive the maximum contribution allowed by the Plan. A participant must be actively employed by the Bank at the end of the Plan Year in order to receive a true up matching contribution.

Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp., the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants over age 50 are permitted to make an additional $1,500 pre-tax contribution for the year ended December 31, 2020 after contributing the Plan limit of $15,000 of their pre- tax annual compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contributions in the case of matching contributions, and (b) account balances in each investment option in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited nonvested accounts are used to cover administrative expenses, or used to reduce future Bank contributions. Certain administrative expenses directly associated with the Plan are paid by the Plan and charged to participant’s accounts.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico Notes to the Financial Statements December 31, 2020 and 2019

Vesting

Participants are immediately vested in their contributions and the 401(k) Matching Contributions plus actual earnings thereon, except for the 401(k) Additional Matching Contributions. The additional matching contribution is subject to a vesting period of three years of service. Participants that merged into the Plan as a result of the Plan Merger, will have their prior service credited to them for purposes of participation, contributions and vesting.

Notes receivable from Participants

The Plan allows participants and their beneficiaries to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of the participant’s vested account balance or $50,000. A maximum of one loan outstanding is permitted at any time, except for participants with two outstanding loans under the Santander Plan that merged into the Plan effective on December 31, 2020, as further described above. Interest rates on loans are generally calculated based on the prime rate plus 2% as of the date the loan is granted. As of December 31, 2020 and 2019, substantially all of the loans have interest rates ranging from 5.25% to 7.50%. Principal and interest are paid to the Plan ratably through biweekly payroll deductions. The loans have a term of repayment up to five years. The Plan Administrator may fix the term for repayment of a home loan for a period exceeding five years. A home loan is a loan used to acquire a dwelling unit which, within a reasonable time, the participant will use as a principal residence. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan account and are secured by the balance in the participant’s account.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. On termination of service due to death, disability or retirement all distributions from the Plan can be made through: (i) a single lump-sum cash payment; (ii) an annuity for the life of the participant; (iii) an annuity for the life of the participant and upon his death continued to his contingent annuitant; (iv) an annuity for the joint lives of the participant and his joint annuitant; (v) an annuity for the life of the participant with installment payments for a period no longer than the life expectancy of the participant; and (vi) installment payments for a period no longer that the life expectancy of the participant and his designated beneficiary. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date. However, if the value of the account balance does not exceed $1,000, the distribution will be made to the participant, regardless of whether the participant consents to receive it. The Plan allows for participants to receive hardship distributions.

In the case of participant termination because of death, all amounts credited to such participant’s account shall become fully vested and the entire amount is paid to the person or persons legally entitled thereto. A participant will fully vest in his or her account balance (including matching contributions) upon permanent and total disability.

Plan Expenses and Administration

Bank and participant contributions were held by Charles Schwab Trust Bank (“Charles Schwab”) as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants. The Bank’s parent company common stock in the Plan is held by State Street Bank and Trust Company (“State Street”), which provides Charles Schwab with custody, fund accounting, fund administration and transfer agency services. Refer to Note 1 for additional disclosures about a Plan Merger.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico Notes to the Financial Statements December 31, 2020 and 2019

Generally, recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2020 the Bank paid on behalf of the Plan $241,549 in administrative fees and other services rendered by the plan record keeper and $42,000 for investment advisory and retirement plan consulting to third-party consultants. Administrative expenses incurred by the Plan, primarily custodian’s fees and other miscellaneous expenses, are reflected in the Plan’s financial statements.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan. Refer to Note 8 for further detail.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. A description of the significant accounting policies of the Plan follows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. The Bank’s matching contribution of fifty cents is recorded as follows: Twenty-five cents as of each bi-weekly payroll and an additional twenty-five cents as a lump sum subsequent to the Plan Year.

Rollover distributions

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department.

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds, money market deposit account, and common stock of First BanCorp. are stated at fair value. See Note 3 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on investments bought and sold as well as the unrealized appreciation (depreciation) on those investments held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan related to investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, such management fees and operating expenses are reflected as a direct reduction of net appreciation in the aggregate fair value of such investments. The Plan invest in a money market deposit account for which its fair value is estimated to approximate deposit account balance. The Plan also invest in a fully benefit responsive annuity contract. This annuity contract is presented at contract value, which is the aggregation of contributions, plus earnings, less participants withdrawals and administrative expenses, if any. See Note 5 for additional information about funds invested in a fully benefit responsive annuity contract.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico Notes to the Financial Statements December 31, 2020 and 2019

Notes receivable from participants

Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest.

The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate determined by the Plan administrator at the time the loan is granted. Any terminated employee is required to repay their remaining balance or offset against their account balance upon distribution.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New accounting pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) updated the Accounting Standard Codification (“ASC”) and amended ASC Topic 820, “Fair Value Measurement and Disclosures,” to add, remove, and modify fair value measurement disclosure requirements. The requirements that were removed for public entities include disclosure about: (i) transfers between Level 1 and Level 2 of the fair value hierarchy; (ii) the policy for determining when transfers between any of the three levels have occurred; and (iii) the valuation processes used for Level 3 measurements. The disclosure requirements that were modified for public entities include: (i) for certain investments in entities that calculate the net asset value, revisions to require disclosures about the timing of liquidation and lapses of redemption restrictions, if the latter has been communicated to the reporting entity; and (ii) revisions to clarify that the disclosure of Level 3 measurement uncertainty should communicate information about the uncertainty as of the balance sheet date. The additional or new disclosure requirements include: (i) the changes in unrealized gains and losses for the period must be included in other comprehensive income for recurring Level 3 instruments held as of the balance sheet date; and (ii) the range and weighted average of significant unobservable inputs used for Level 3 measurements must be disclosed, but an entity has the option to disclose other quantitative information in place of the weighted average to the extent that it would be a more reasonable and rational method to reflect the distribution of certain unobservable inputs.

This update took effect for all entities in fiscal years, including interim period within those fiscal years, beginning after December 15, 2019. Immediate early adoption was permitted for any of the removed or modified disclosures even if adoption of the new disclosures was delayed until the effective date. The adoption of this update in 2020 did not have a material effect on the Plan’s financial statements or disclosures.

3. Fair Value Measurements

The FASB authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying financial instruments. The hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Three levels of inputs may be used to measure fair value:

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico Notes to the Financial Statements December 31, 2020 and 2019

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are based on unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

As of December 31, 2020 and 2019, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

	As of December 31, 2020
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds and money market funds	$91,262,748	$—	$—	$91,262,748
Money market deposit account	9,477,810	$—	$—	9,477,810
Investment in First BanCorp.	3,815,901	—	—	3,815,901

	$104,556,459	$—	$—	$104,556,459

	As of December 31, 2019
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds and money market funds	$57,173,383	$—	$—	$57,173,383
Investment in First BanCorp.	2,805,261	—	—	2,805,261

	$59,978,644	$—	$—	$59,978,644

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Mutual Funds and money market funds: Mutual funds are valued at the daily closing price as reported by the funds. Investments in mutual funds consists of open-end mutual funds and the value is the net asset value of shares held by the Plan at the reporting date. The net asset value is a quoted market price available in an active market. These investments are classified as Level 1.

Money market deposit account: The fair value of money market deposit accounts is estimated to approximate deposit account balances, payable on demand, as no discount for credit quality or liquidity were determined to be applicable. These investments are classified as Level 1.

Investment in First BanCorp.: Investment in First BanCorp. consists of common stock of First BanCorp. and is valued based on the closing price per the stock exchange on which they are traded. These securities are classified as Level 1.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico Notes to the Financial Statements December 31, 2020 and 2019

4. Party In-Interest Transactions

Parties-in-interest are defined under the provisions of ERISA as any fiduciary of the Plan, any party rendering service to the Plan, any employer or any affiliate, any employee of such employer covered by the Plan, and certain others. Certain Plan investments consist of investment in shares of a mutual fund and in a money market deposit account managed by an affiliate of Charles Schwab. Charles Schwab is the provider of custodial services as defined by the Plan since April 1, 2005. In addition, as of December 31, 2020 and 2019, the First BanCorp. Unitized Stock Fund held 413,872 and 264,897 shares, respectively, with a quoted market value of $3,815,901 and $2,805,261, respectively, of First BanCorp. common stock, the parent company of the Plan Sponsor. The First BanCorp. Unitized Stock Fund also has an investment in a money market fund managed by State Street. State Street provides Charles Schwab with, among other things, custody services for the First BanCorp. Unitized Stock Fund. For the year ended December 31, 2020, the Plan received dividend income of $72,572 related to First BanCorp. common stock and the net appreciation in the fair value of the investment in First BanCorp. common stock amounted to $124,976. Plan assets include notes receivable from participants of $2,851,337 and $2,783,310 as of December 31, 2020 and 2019, respectively. For the year ended December 31, 2020, interest income related to participant loans receivable amounted to $182,872. Furthermore, certain Plan investments consists of funds invested in a group annuity contract administrated by an affiliate of Great-West Trust Company, LLC, the custodian of the Santander Plan assets. Refer to Note 1 for additional information about the Plan merger. These transactions qualify as party-in-interest transactions permitted under the provisions of ERISA.

5. Group Annuity Contract

As a result of the Plan Merger, a fully benefit responsive group annuity contract with Great-West Life and Annuity Insurance Company, an affiliate of the custodian of the Santander Plan assets up to the formal transfer of the assets to the Plan, was transferred into the Plan. Since the group annuity contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the group annuity contract. The group annuity contract is presented on the face of the statements of net assets available for benefits at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events limit the Plan’s ability to transact at contract value with the insurance company. Such events include the following: (1) premature termination of the contracts by the Plan, (2) plant closings, (3) layoffs, (4) Plan termination, (5) bankruptcy and, (6) early retirement incentives. Plan’s management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. In connection with the Plan Merger, the group annuity contract was terminated in January 2021 and the related remittance, that equaled the contract value, was reinvested in the money market deposit account managed by an affiliate of Charles Schwab.

6. Tax Status

The Plan obtained its latest determination letter on August 22, 2019, in which the Puerto Rico Treasury Department determined and informed the Bank that the Plan is designed in accordance with the applicable sections of the PR Code and, therefore, exempt from income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the PR Code and, therefore, believe that the Plan is qualified and is tax exempt.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico Notes to the Financial Statements December 31, 2020 and 2019

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by federal, state and/ or local taxing authorities. The plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

7. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8. Forfeited Amount

Forfeited nonvested accounts amounted to $17,081 as of December 31, 2020 ($722 as of December 31, 2019). Forfeited accounts, if any, are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan or reduce the Bank’s future contributions. Forfeitures amounting to $722 were used to cover administrative expenses during 2020.

9. Risks and Uncertainties

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The Plan’s exposure to a concentration of credit risk is dependent upon the investments selected by the participants.

The Plan is subject to legal proceedings and claims which might arise in the ordinary course of its activities. At this time, there are no legal proceedings against the Plan that might impact the financial statements.

10. COVID-19

In March 2020, the World Health Organization categorized a novel strain of Coronavirus (“COVID-19”) as a pandemic and the President of the United States, declared the COVID-19 outbreak a national emergency. The COVID-19 pandemic has led to volatility in financial markets and has affected, and may continue to affect, the market price of Plan investments. The potential economic impact brought by, and the duration of, COVID-19 is difficult to assess or predict and will depend on future developments that are uncertain and cannot be predicted.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico Notes to the Financial Statements December 31, 2020 and 2019

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“the CARES Act”) was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. The Plan did not adopt any such provisions related to the CARES Act.

11. Additional Contributions

As a result of the Plan’s non-compliance with its non-discrimination test for the year ended December 31, 2020, the Bank agreed to pay the amount of $9,862 of additional contributions to non-highly compensated participants to satisfy contribution requirements. At December 31, 2020, these additional contributions were recorded as part of contributions receivable from employer in the statement of net assets available for benefits and included as part of employer contributions in the statement of changes in net assets available for benefits.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

EIN #: 66-0183103

Plan #: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment including maturity date, rate of interest, par value		(d) Cost	(e) Current value
	Common Stocks
*	First BanCorp.	Common Stock	413,872 shares	**	$3,815,901

	Total Common Stocks				3,815,901

	Mutual Funds and Money Market Funds
*	State Street Institutional US Government
	Money Market Fund	Money Market Fund	131,191 shares	**	131,191
	Cohen & Steers Realty Shares Fund Class L	Mutual Fund	46 shares	**	2,830
	Fidelity Extended Market Index Fund	Mutual Fund	106,973 shares	**	8,930,072
	Fidelity International Index Fund	Mutual Fund	94,863 shares	**	4,326,707
	Vanguard Target Retirement Income Fund	Mutual Fund	45,715 shares	**	682,521
	Vanguard Target Retirement 2015 Fund	Mutual Fund	16,889 shares	**	265,663
	Vanguard Target Retirement 2020 Fund	Mutual Fund	41,415 shares	**	1,420,127
	Vanguard Target Retirement 2025 Fund	Mutual Fund	154,942 shares	**	3,337,462
	Vanguard Target Retirement 2030 Fund	Mutual Fund	57,678 shares	**	2,338,835
	Vanguard Target Retirement 2035 Fund	Mutual Fund	115,005 shares	**	2,900,420
	Vanguard Target Retirement 2040 Fund	Mutual Fund	87,566 shares	**	3,876,554
	Vanguard Target Retirement 2045 Fund	Mutual Fund	161,434 shares	**	4,550,834
	Vanguard Target Retirement 2050 Fund	Mutual Fund	51,935 shares	**	2,360,473
	Vanguard Target Retirement 2055 Fund	Mutual Fund	26,987 shares	**	1,331,508
	Vanguard Target Retirement 2060 Fund	Mutual Fund	8,769 shares	**	382,225
	Vanguard Target Retirement 2065 Fund	Mutual Fund	1,675 shares	**	46,066
	Vanguard Total Bond Market Index Fund	Mutual Fund	396,612 shares	**	4,608,630
*	Schwab Bank Savings	Money Market Deposit Account		**	9,477,810
	Vanguard S&P 500 Index Admiral	Mutual Fund	70,894 shares	**	24,569,666
	American Funds American Balanced R6	Mutual Fund	197,533 shares	**	5,967,768
	American Funds Capital World G/I R6	Mutual Fund	33,745 shares	**	2,003,450
	American Funds Europacific GR R6	Mutual Fund	18,232 shares	**	1,263,500
	American Funds Mortgage R6	Mutual Fund	113,389 shares	**	1,165,634
	American Funds New World	Mutual Fund	1,123 shares	**	98,742
	Blackrock High Yield Bond Instl	Mutual Fund	45,702 shares	**	356,013
	Blackrock Natural Resources I	Mutual Fund	940 shares	**	24,052
	Blackrock Technology Opportunities Instl	Mutual Fund	4,132 shares	**	269,315
	Fidelity Select Utilities Portfolio	Mutual Fund	376 shares	**	34,465
	Goldman Sachs Intl Equity Insights I	Mutual Fund	16,777 shares	**	230,685
	Hartford Balanced Income Y	Mutual Fund	29,506 shares	**	465,895
	Lord Abbet Short Duration Income R6	Mutual Fund	128,755 shares	**	542,058
	Massmutual Select Mid Cap Growth I	Mutual Fund	13,149 shares	**	371,466
	PIMCO Income Instl	Mutual Fund	24,964 shares	**	302,313
	PIMCO Stocksplus Instl	Mutual Fund	242,186 shares	**	2,835,997
	Putnam Dynamic Asset Allocation Growth Y	Mutual Fund	105,793 shares	**	2,021,706
*	Schwab Treasury Infl Protected Secs Idx	Mutual Fund	83,636 shares	**	1,030,401
	T. Rowe Price Blue Chip Growth	Mutual Fund	5,001 shares	**	827,715
	T. Rowe Price Global Multi-Sector BD I	Mutual Fund	17,197 shares	**	205,682
	Tiaa-Cref Core Bond Instl	Mutual Fund	146,901 shares	**	1,617,377
	Vaneck Intl Investors Gold Y	Mutual Fund	3,514 shares	**	46,216
	Vanguard Equity Income Adm	Mutual Fund	10,667 shares	**	846,211
	Vanguard Mid-Cap Value Index Admiral	Mutual Fund	11,288 shares	**	695,463
	Vanguard Real Estate Index Admiral	Mutual Fund	4,136 shares	**	497,843
	Vanguard Small Cap Growth Index Admiral	Mutual Fund	5,120 shares	**	481,312
	Vanguard Small Cap Value Index Admiral	Mutual Fund	4,148 shares	**	253,342
	Vanguard Strategic Equity Inv	Mutual Fund	2,630 shares	**	95,287
	Vanguard Strategic Small-Cap Equity Inv	Mutual Fund	18,423 shares	**	651,056

	Total mutual funds and money market funds				100,740,558

*	Great-West Life and Annuity Insurance Company	Fixed Annuities			5,006,581

	Other Investments
*	Notes receivable from participants	Interest rates ranging from 5.25% to 7.50% Maturities through 2029		**	2,851,337

	Total Other Investments				2,851,337

	Total				$112,414,377

*	Party in-interest
**	Historical cost is not required for participant directed investment.

Signatures

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO
(Name of Plan)

Date: 6/29/2021	By:	/s/ Victor Barreras
Authorized Representative

******